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06004549

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING FEB 27 2006 WASH. D.C. 209 SECTION

SEC FILE NUMBER
8- 036959

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COOPER MALONE MCCLAIN, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
7701 E. Kellogg, Suite 700
(No. and Street)

Wichita (City) Kansas (State) 67207 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Erin Rea (316) 685-5777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allen Gibbs & Houlik, L.C.
(Name – *if individual, state last, first, middle name*)

301 N. Main, Suite 1700 (Address) Wichita, (City) Kansas (State) 67202 (Zip Code)

PROCESSED
MAY 04 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John K. Cooper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cooper Malone McClain, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

DAVID K. MALONE
Notary Public • State of Kansas
My Appt. Expires Dec. 16, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COOPER MALONE MCCLAIN, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2005 AND 2004

WITH

INDEPENDENT AUDITORS' REPORT

COOPER MALONE MCCLAIN, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

Years Ended December 31, 2005 and 2004

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements:	
Statements of Financial Condition	2
Statements of Operations	3
Statements of Stockholders' Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6 - 10
Supplementary Information:	
Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission	11
Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	12
Schedule 2 - Reconciliation of the Computation of Net Capital with that of the Registrant as Filed in Part IIA of Form X-17A-5	13

ALLEN, GIBBS & HOULIK, L.C.
Certified Public Accountants & Consultants
www.aghlc.com

Epic Center • 301 N. Main, Suite 1700
Wichita, Kansas 67202-4868
(316) 267-7231 • FAX (316) 267-0339

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Cooper Malone McClain, Inc.

We have audited the statements of financial condition of Cooper Malone McClain, Inc. as of December 31, 2005 and 2004, and the related statements of operations, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cooper Malone McClain, Inc. at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with auditing standards generally accepted in the United States of America.

Allen, Gibbs & Houlik, L.C.

February 6, 2006

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2005 and 2004

ASSETS

	2005	2004
Cash	$ 27,302	$ 54,689
Deposit with clearing organization	344,993	540,082
Receivables:		
Commissions and interest, clearing organization	1,984	15,790
Employees and stockholders	16,480	23,350
Securities owned:		
Marketable, at market value; cost $859,989 and $1,166,426	701,147	851,863
Furniture and equipment, net of accumulated depreciation of $130,325 and $120,486	32,101	33,871
Other assets:		
Cash surrender value of life insurance	331,508	280,791
Other	43,638	62,651
	$ 1,499,153	$ 1,863,087

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005	2004
Note and margin payable, clearing organization	$ 423,709	$ 758,198
Payables:		
Clearing organization	--	403
Other liabilities	32,723	39,752
	456,432	798,353
Stockholders' equity:		
Common stock, par value $1 per share; authorized 1,000,000 shares, issued and outstanding 100,000 shares	100,000	100,000
Additional paid-in capital	200,157	200,157
Retained earnings	742,564	764,577
Total stockholders' equity	1,042,721	1,064,734
	$ 1,499,153	$ 1,863,087

The accompanying notes are an integral part of these financial statements.

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF OPERATIONS

Years Ended December 31, 2005 and 2004

	2005	2004
Revenues:		
Trading commission income	$ 608,672	$ 886,781
Net trading profit	368,182	407,080
Interest income	86,209	84,331
Underwriting profits	362,102	450,809
Investment advisory fees	64,485	136,558
Other	69,077	53,276
Unrealized gain, securities owned	155,721	--
	1,714,448	2,018,835
Expenses:		
Salaries and commissions	913,341	1,027,969
General and administrative	524,696	509,807
Interest	48,424	44,587
Unrealized loss, securities owned	--	69,350
	1,486,461	1,651,713
Net income	$ 227,987	$ 367,122

The accompanying notes are an integral part of these financial statements.

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2005 and 2004

	Common Stock				
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2003	100,000	$ 100,000	$ 200,157	$ 647,455	$ 947,612
Distributions to stockholders				(250,000)	(250,000)
Net income				367,122	367,122
Balance, December 31, 2004	100,000	100,000	200,157	764,577	1,064,734
Distributions to stockholders				**(250,000)**	**(250,000)**
Net income				**227,987**	**227,987**
Balance, December 31, 2005	**100,000**	**$ 100,000**	**$ 200,157**	**$ 742,564**	**$ 1,042,721**

The accompanying notes are an integral part of these financial statements.

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities:		
Net income	**$ 227,987**	$ 367,122
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	**9,838**	11,172
Unrealized (gain) loss, securities owned	**(155,721)**	69,350
Changes in operating assets and liabilities:		
Deposit with clearing organization	**195,089**	(253,903)
Receivables	**20,676**	124,694
Securities owned	**306,437**	634,927
Other assets	**19,013**	(29,161)
Payables:		
Clearing organization	**(403)**	79
Commissions, employees and stockholders	**--**	(20,138)
Other liabilities	**(7,029)**	9,365
Net cash provided by operating activities	**615,887**	913,507
Cash flows from investing activities:		
Purchase of furniture and equipment	**(8,068)**	(7,477)
Net change in cash surrender value of life insurance	**(50,717)**	(126,270)
Net cash used in investing activities	**(58,785)**	(133,747)
Cash flows from financing activities:		
Distributions to stockholders	**(250,000)**	(250,000)
Net payments on note and margin payable, clearing organization	**(334,489)**	(554,343)
Net cash used in financing activities	**(584,489)**	(804,343)
Decrease in cash and cash equivalents	**(27,387)**	(24,583)
Cash and cash equivalents at beginning of year	**54,689**	79,272
Cash and cash equivalents at end of year	**$ 27,302**	$ 54,689

The accompanying notes are an integral part of these financial statements.

1. BUSINESS OPERATIONS

Cooper Malone McClain, Inc. (Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC). The Company is also a member of the Municipal Securities Rulemaking Board (MSRB), which makes rules regulating dealers who deal in municipal bonds, municipal notes, and other municipal securities.

The Company primarily offers investment banking services, which include services related to originating, underwriting, and distributing initial issues of securities, primarily in the state of Kansas. Additionally, the Company also purchases and sells securities in the secondary market.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition – Securities transactions are recorded on the settlement date. The effect on income of transactions executed but not yet settled is not significant. Fiscal fees and applicable expenses are recognized when all services are rendered and closing of the bond issue is assured.

Cash Equivalents – For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at date of purchase to be cash equivalents.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Receivables – Commissions and interest receivable are for securities transactions that have reached their settlement date and have not been deposited by the clearing organization into the Company's account. Employees and stockholders receivables consist of amounts due from related parties. Management believes they are fully collectible.

(Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Owned – Marketable securities owned consist of trading and investment securities and are valued at market value. Substantially all the municipal bonds pertain to Kansas issues.

Furniture and Equipment – Furniture and equipment are carried at cost. Depreciation is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized. Deduction is made for retirements resulting from the renewals or betterments.

Income Taxes – The Company has elected to be taxed as an 'S' Corporation. Under this election, income and losses of the Company, along with any tax credits, are reported for income tax purposes by the stockholders on their individual income tax returns. Accordingly, the accompanying financial statements do not include a provision for income taxes on corporate earnings. Customarily, stockholders in 'S' Corporations withdraw funds from equity to make quarterly and annual income tax payments. The Company does not accrue such withdrawals as the taxable income is earned; instead, the Company's policy is to record such withdrawals when the cash is distributed.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

3. DEPOSIT WITH CLEARING ORGANIZATION

The Company is required to maintain a deposit with its clearing organization equal to the greater of $30,000 or the sum of 15% of municipal securities, 30% of corporate securities, 20% of corporate debt, and 5% of government securities owned. There were deposits of $344,993 and $540,082 at December 31, 2005 and 2004, respectively.

(Continued)

4. SECURITIES OWNED

Marketable securities owned consist of trading and investment securities at market values, as follows:

	2005	2004
Equity securities	$ 327,959	$ 78,970
Corporate bonds	14,325	115,625
Municipal bonds	334,613	627,343
U.S. Government securities	24,250	29,925
	$ 701,147	$ 851,863

5. FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following:

	December 31		Estimated
	2005	2004	Useful Lives
Office furniture and fixtures	$ 95,829	$ 93,404	6 to 10 years
Computer equipment and software	66,597	60,953	3 to 6 years
	$ 162,426	$ 154,357	

Depreciation charged to income was $9,838 and $11,172 in 2005 and 2004, respectively.

6. LEASES

The Company leases office space and equipment under long-term lease agreements that expire through 2009 and are classified as operating leases. The following is a schedule of future minimum lease payments for operating leases (with initial or remaining terms in excess of one year) as of December 31, 2005:

Year Ending December 31,	
2006	$ 53,337
2007	53,337
2008	52,506
2009	8,474
Total	$ 167,654

Rental expense for all operating leases was $55,707 and $55,173 in 2005 and 2004, respectively.

(Continued)

7. NOTE AND MARGIN PAYABLE, CLEARING ORGANIZATION

The Company's municipal and corporate bond inventory is financed through Southwest Securities, Inc., the Company's clearing organization. Amounts payable on this note were $472,635 and $806,072 at December 31, 2005 and 2004, respectively. The note is secured by municipal and corporate bonds as well as U.S. Government securities with a market value of $373,188 and $772,893 at December 31, 2005 and 2004, respectively, and is due as the respective secured inventory is sold.

The Company purchases corporate stocks through a margin account also at Southwest Securities, Inc. Amounts deposited on this account were $48,926 and $47,874 at December 31, 2005 and 2004, respectively. Accordingly, the amount of the note payable to the clearing organization is reflected on the statements of financial condition net of any deposit on the margin account.

Interest expense is calculated daily on the inventory settlement date balance at slightly below the broker call money rate (8.15% at December 31, 2005). Interest paid for 2005 and 2004 was $48,424 and $44,318 respectively.

8. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan covering substantially all employees. Participants may contribute from 1% to 15% of their compensation on a pre-tax basis. The Company can contribute a discretionary amount. The Company contributed $8,030 and $4,608, during the years ended December 31, 2005 and 2004, respectively.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital and net capital requirements of $646,655 and $100,000, respectively. The Company's aggregate indebtedness to net capital ratio was .05 to 1. At December 31, 2004, the Company had net capital and net capital requirements of $587,530 and $100,000, respectively. The Company's aggregate indebtedness to net capital ratio was .07 to 1.

(Continued)

10. OFF-BALANCE SHEET RISK

The Company's commission revenue includes amounts resulting from customer transactions introduced through its clearing brokers. The clearing broker assumes the responsibility for execution, clearance, collection, and delivery, including all recordkeeping requirements, in relation to the Company's customers' transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that such customers may be unable to fulfill their contractual commitments wherein the clearing broker may charge any losses incurred to the Company. The Company has in place controls to minimize this risk through monitoring credit worthiness of its customers and monitoring the proper execution of transactions by the clearing broker.

SUPPLEMENTARY INFORMATION

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
Cooper Malone McClain, Inc.

We have audited the accompanying financial statements of Cooper Malone McClain, Inc. as of and for the years ended December 31, 2005 and 2004 and have issued our report thereon dated February 6, 2006. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Allen, Gibbs & Houlik, L.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 6, 2006
Wichita, Kansas

COOPER MALONE MCCLAIN, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 1

December 31, 2005 and 2004

	2005	2004
Aggregate indebtedness:		
Payable:		
Clearing organization	$ --	$ 403
Other liabilities	32,723	39,752
Total aggregate indebtedness	$ 32,723	$ 40,155
Net capital:		
Credit items:		
Common stock	$ 100,000	$ 100,000
Additional paid-in capital	200,157	200,157
Retained earnings	742,564	764,577
Total credit items	1,042,721	1,064,734
Deductions and charges:		
Receivables, commissions and interest, clearing organization	--	8,155
Receivables, employees and stockholders	16,480	23,350
Furniture and equipment, at cost, less accumulated depreciation	32,101	33,871
Other assets	43,638	62,751
Haircuts and undue concentration on securities owned	303,847	349,077
Total deductions and charges	396,066	477,204
Net capital	$ 646,655	$ 587,530
Capital requirements:		
Greater of 6-2/3% of aggregate indebtedness or minimum stated net capital for non-clearing firm ($100,000)	$ 100,000	$ 100,000
Net capital in excess of requirements	546,655	487,530
	$ 646,655	$ 587,530
Ratio of aggregate indebtedness to net capital	.05 to 1	.07 to 1

There were no liabilities subordinated to the claim of general creditors at December 31, 2004 and 2004.

COOPER MALONE MCCLAIN, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5

SCHEDULE 2

December 31, 2005 and 2004

	2005	2004
Aggregate indebtedness:		
Aggregate indebtedness as reported by registrant in Part IIA of Form X-17A-5 as of December 31, 2005 and 2004	$ 31,238	$ 36,911
Year-end audit adjustments:		
Additional accounts payable	1,485	3,244
Aggregate indebtedness as computed on Schedule 1	$ 32,723	$ 40,155
Net capital:		
Net capital as reported by the registrant in Part IIA of Form X-17A-5 as of December 31, 2005 and 2004	$ 678,027	$ 598,931
Year-end audit adjustments:		
Adjustments to market value on securities owed	(25,620)	(65,407)
Less additional accounts payable	(1,485)	(3,244)
Plus adjustments to haircuts and undue concentration on securities owned	(4,267)	57,250
Net capital as computed on Schedule 1	$ 646,655	$ 587,530